Exhibit 99.3

On Reports Results for the Second Quarter and Six-Month Period Ended June 30, 2023
•On delivers its sixth consecutive record top-line quarter, reaching net sales of CHF 444.3 million in Q2 2023. This corresponds to a year-over-year growth rate of 52.3% and over 60% on a constant currency basis. Driven by the high end-consumer demand, net sales in the direct-to-consumer ("DTC") channel outgrew the wholesale channel, increasing by 54.7% year-over-year.
•Supported by the resulting increased DTC share of 36.8% and a high share of full-price sales, On achieves a strong second quarter gross profit margin of 59.5%. The increase versus the 55.1% gross profit margin in the prior year period further reflects the discontinuation of extraordinary air freight usage, which had weighed on profitability during the first half of 2022.
•On continues on its path to combine strong growth with increasing profitability, achieving a positive net income in the quarter of CHF 3.3 million despite significant unrealized FX losses. Adjusted EBITDA reached CHF 62.7 million, nearly doubling from CHF 31.4 million in the prior year period.
•As a result of the achievements in the first half of the year, ongoing momentum in the start of the third quarter and continued positive feedback from its retail partners, On is raising its outlook for net sales to reach at least CHF 1.76 billion in the fiscal year 2023, implying a full year growth rate of 44% and second half year growth rate of close to 30%.
•The increased outlook for the full year includes consideration of the persistent CHF strength that On faces in relation to its other meaningful currencies. On a constant currency basis, the increased outlook implies a growth rate of 44% for the second half of the year.
•On continues to deliver innovative, differentiated products that enable world-class performances on the road, tracks, trails and courts. In recent months, Iga Świątek won the women's singles French Open title and On athletes achieved 24 podium finishes in their respective national athletics championships, further enhancing On's credibility in the performance space.

ZURICH, Switzerland, August 15, 2023 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the second quarter and six-month period ended June 30, 2023.

Martin Hoffmann, Co-CEO and CFO of On, said: “The very strong first six months of the year and now six consecutive record quarters is a testament to the incredible work and dedication our team continues to showcase every day. The strength of the On brand and continued exceptional growth is visible across channels, regions and products. We are thrilled that we are visibly progressing further on our strategy and ambition to win credibility and market share in the performance space. In particular, we are extremely pleased with the feedback on our Cloudboom Echo 3, which was more broadly launched in Q2 and is our fastest long-distance running shoe yet. On the Tennis side, we saw Iga Świątek take the victory at the French Open at Roland Garros in early June – we are so proud to have kicked off On’s presence on the grand slam courts with such an incredible and emotional debut."

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “We are coming closer to our two-year anniversary since our IPO. Our life as a public company has been an incredible continuation of our journey, marked by significant progress and huge achievements. Our product innovation engine has delivered six all-new performance shoes within the 24-month period, as we continue to take market share in the specialty run channel. We have opened the door for future regional growth and category expansion, while also improving our operational backbone. After a great first half of 2023, we are excited and energized for the second half of the year, starting with the upcoming World Athletics Championships in Budapest, where numerous On athletes will be participating."

Second Quarter 2023 Financial and Operating Metrics
Key highlights for the three-month period ended June 30, 2023 compared to the three-month period ended June 30, 2022 include:

•    net sales increased 52.3% to CHF 444.3 million;
•    net sales through the DTC sales channel increased 54.7% to CHF 163.5 million;
•    net sales through the wholesale sales channel increased 51.0% to CHF 280.8 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 28.9% to CHF 113.6 million, 59.8% to CHF 296.6 million and 90.2% to CHF 34.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 52.6% to CHF 428.2 million, 45.9% to 13.4 million and 45.4% to 2.7 million, respectively;
•gross profit increased 64.4% to CHF 264.5 million from CHF 160.8 million;
•    gross profit margin increased to 59.5% from 55.1%;
•    net income decreased 93.3% to CHF 3.3 million from CHF 49.1 million;
•    net income margin decreased to 0.7% from 16.9%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to 0.01 from 0.16;
•diluted EPS Class A (CHF) decreased to 0.01 from 0.15;
•    adjusted EBITDA increased 99.6% to CHF 62.7 million from CHF 31.4 million;
•adjusted EBITDA margin increased to 14.1% from 10.8%;
•adjusted net income decreased to CHF 11.7 million from CHF 44.8 million;
•adjusted basic EPS Class A (CHF) decreased to 0.04 from 0.14; and
•adjusted diluted EPS Class A (CHF) decreased to 0.04 from 0.14.

Key highlights for the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022 include:
•net sales increased 63.9% to CHF 864.5 million;
•net sales through the DTC sales channel increased 58.9% to CHF 300.5 million;
•net sales through the wholesale sales channel increased 66.7% to CHF 564.0 million;
•net sales in the EMEA, Americas and Asia-Pacific increased 39.4% to CHF 232.2 million, 73.6% to CHF 566.8 million and 90.5% to CHF 65.5 million, respectively;
•net sales from shoes, apparel and accessories increased 64.7% to CHF 828.7 million, 47.6% to CHF 30.3 million and 48.9% to CHF 5.4 million, respectively;
•gross profit increased 80.1% to CHF 509.4 million from CHF 282.9 million;
•gross profit margin increased to 58.9% from 53.6%;
•net income decreased 24.9% to CHF 47.7 million from CHF 63.5 million;
•net income margin decreased to 5.5% from 12.0%
•basic EPS Class A (CHF) decreased to 0.15 from 0.20;
•diluted EPS Class A (CHF) decreased to 0.15 from 0.20;
•adjusted EBITDA increased 162.5% to CHF 123.7 million from CHF 47.1 million;
•adjusted EBITDA margin increased to 14.3% from 8.9%;
•adjusted net income decreased to CHF 60.5 million from CHF 61.8 million;
•adjusted basic EPS Class A (CHF) decreased to 0.19 from 0.20; and
•adjusted diluted EPS Class A (CHF) remained unchanged at 0.19.

Key highlights as of June 30, 2023 compared to December 31, 2022 include:
•cash and cash equivalents decreased by 9% to CHF 337.1 million from CHF 371.0 million; and
•net working capital was CHF 598.6 million as of June 30, 2023 which reflects an increase of 30.4% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook
Following two consecutive record quarters in 2023, On remains confident in the strength of the brand and in the ability to continue carrying out its growth strategy. The strong second quarter results serve as a proof point for the strength of the On brand and the strong demand that persists across all channels, regions and products.

Supported by an exciting product pipeline, encouraging feedback from wholesale partners, and a strong start into Q3, On is again raising its outlook for the full fiscal year ending December 31, 2023, and now expects to reach net sales of CHF 1.76 billion. This implies a year-over-year growth rate of 44.0% and a second half year growth rate of close to 30%. Based on the current foreign exchange rates and in comparison to the previous outlook in May, this incorporates an additional negative FX impact of approximately 3% on On's US Dollar net sales for the second half of the year, equivalent to approximately 20 million Swiss Francs. The guidance for the second half of the year further implies a constant currency growth rate of 44%.

On is maintaining its previous outlook on gross profit margin and adjusted EBITDA margin of 58.5% and 15.0% respectively. As it relates to gross profit margin, On sees the potential to exceed the 58.5% mark in the case of an ongoing US Dollar weakness versus the Swiss Franc and absent any significant offsets from other currencies. This is further supported by the strong gross profit margin of 58.9% in the first half of the year, and the expectation for a continued high share of full-price sales in the remainder of the year.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss second quarter results is scheduled for August 15, 2023 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/407046583. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

We also present certain information related to our current period results of operations through “constant currency,” which is a non-IFRS financial measure and should be viewed as a supplement to our results of operations under IFRS. Constant currency represents current period results that have been retranslated using exchange rates used in the prior year comparative period to enhance the visibility of the underlying business trends excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our DTC channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Unaudited interim condensed consolidated statements of income

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023		2022

Net sales	444.3	291.7	864.5	—	527.3
Cost of sales	(179.8)	(130.8)	(355.1)		(244.4)
Gross profit	264.5	160.8	509.4		282.9
Selling, general and administrative expenses	(225.1)	(134.5)	(427.7)		(253.2)
Operating result	39.4	26.3	81.7		29.7
Financial income	4.3	1.1	6.4		1.4
Financial expenses	(1.9)	(1.5)	(3.6)		(3.0)
Foreign exchange result	(48.5)	32.3	(39.7)		49.5
Income / (loss) before taxes	(6.7)	58.2	44.8		77.6
Income tax benefit / (expense)	10.0	(9.0)	2.9		(14.1)
Net income	3.3	49.1	47.7		63.5
Earnings per share
Basic EPS Class A (CHF)	0.01	0.16	0.15		0.20
Basic EPS Class B (CHF)	0.00	0.02	0.01		0.02

Diluted EPS Class A (CHF)	0.01	0.15	0.15		0.20
Diluted EPS Class B (CHF)	0.00	0.02	0.01		0.02

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	6/30/2023	12/31/2022

Cash and cash equivalents	337.1	371.0
Trade receivables	252.7	174.6
Inventories	435.9	395.6
Other current financial assets	43.1	33.2
Other current operating assets	86.8	77.0

Current assets	1,155.6	1,051.5

Property, plant and equipment	84.3	77.2
Right-of-use assets	152.9	151.6
Intangible assets	67.4	70.3
Deferred tax assets	76.9	31.7

Non-current assets	381.5	330.9

Assets	1,537.1	1,382.4

Trade payables	90.0	111.0
Other current financial liabilities	33.7	31.2
Other current operating liabilities	159.8	81.7
Current provisions	8.6	5.0
Income tax liabilities	37.0	13.9

Current liabilities	329.1	242.7

Employee benefit obligations	5.8	6.3
Non-current provisions	8.1	7.2
Other non-current financial liabilities	140.9	138.8
Deferred tax liabilities	26.6	17.9

Non-current liabilities	181.4	170.2

Share capital	33.5	33.5
Treasury shares	(26.4)	(26.1)
Capital reserves	1,118.6	1,105.1
Other reserves	(3.7)	—
Accumulated losses	(95.2)	(142.9)

Equity	1,026.7	969.5

Equity and liabilities	1,537.1	1,382.4

Unaudited interim condensed consolidated statements of cash flows

	Six-month period ended June 30,
(CHF in millions)	2023	2022

Net income	47.7	63.5
Share-based compensation	8.5	1.8
Employee benefit expenses	(1.7)	0.8
Depreciation and amortization	28.0	20.0
Loss / (gain) on disposal of assets	0.4	1.5
Interest income and expenses	(3.8)	1.2
Net exchange differences	35.3	(60.5)
Income taxes	(2.9)	14.1
Change in provisions	4.7	(8.8)
Change in working capital	(164.6)	(129.8)
Trade receivables	(84.3)	(53.4)
Inventories	(60.0)	(74.6)
Trade payables	(20.3)	(1.8)
Change in other current assets / liabilities	57.2	(24.0)
Interest received	6.1	1.4
Income taxes paid	(11.6)	(6.1)
Cash inflow / (outflow) from operating activities	3.3	(124.9)

Purchase of tangible assets	(19.0)	(23.7)
Purchase of intangible assets	(2.0)	(3.6)
Cash (outflow) from investing activities	(21.0)	(27.3)

Payments of lease liabilities	(10.2)	(6.8)
Proceeds on sale of treasury shares related to share-based compensation	5.7	20.5
Interest paid	(2.3)	(2.5)
Cash inflow / (outflow) from financing activities	(6.7)	11.2

Change in net cash and cash equivalents	(24.3)	(141.0)
Net cash and cash equivalents at January 1	371.0	653.1
Net impact of foreign exchange rate differences	(9.6)	45.6
Net cash and cash equivalents at June 30	337.1	557.7

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net income	3.3	49.1	(93.3)%	47.7	63.5	(24.9)%
Exclude the impact of:
Income taxes	(10.0)	9.0	(210.5)%	(2.9)	14.1	(120.6)%
Financial income	(4.3)	(1.1)	282.4%	(6.4)	(1.4)	346.1%
Financial expenses	1.9	1.5	22.2%	3.6	3.0	18.2%
Foreign exchange result	48.5	(32.3)	250.3%	39.7	(49.5)	180.3%
Depreciation and amortization	14.2	10.6	33.3%	28.0	20.0	40.2%
Share-based compensation(1)	9.1	(5.6)	263.6%	14.0	(2.5)	653.5%
Adjusted EBITDA	62.7	31.4	99.6%	123.7	47.1	162.5%
Adjusted EBITDA Margin	14.1%	10.8%	31.1%	14.3%	8.9%	60.1%
(1)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	2.9	0.4	43.8	5.4
Exclude the impact of:
Share-based compensation(1)	8.1	1.0	(5.0)	(0.6)
Tax effect of adjustments(2)	(0.6)	(0.1)	1.1	0.1
Adjusted net income	10.5	1.3	39.9	4.9

Weighted number of outstanding shares	284,127,877	345,437,500	282,182,571	345,437,500
Weighted number of shares with dilutive effects	3,464,956	11,792,673	2,241,734	6,782,573
Weighted number of outstanding shares (diluted and undiluted)(3)	287,592,833	357,230,173	284,424,305	352,220,073

Adjusted basic EPS (CHF)	0.04	0.00	0.14	0.01
Adjusted diluted EPS (CHF)	0.04	0.00	0.14	0.01
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	42.5	5.2	56.6	6.9
Exclude the impact of:
Share-based compensation(1)	12.5	1.5	(2.3)	(0.3)
Tax effect of adjustments(2)	(1.1)	(0.1)	0.7	0.1
Adjusted net income	53.9	6.6	55.0	6.8

Weighted number of outstanding shares	283,859,171	345,437,500	281,519.63	345,437.50
Weighted number of shares with dilutive effects	3,335,725	11,203,866	2,868.57	7,135.50
Weighted number of outstanding shares (diluted and undiluted)(3)	287,194,897	356,641,366	284,388.20	352,573.00

Adjusted basic EPS (CHF)	0.19	0.02	0.20	0.02
Adjusted diluted EPS (CHF)	0.19	0.02	0.19	0.02
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	252.7	174.6	44.7%
Inventories	435.9	395.6	10.2%
Trade payables	(90.0)	(111.0)	(18.9)%
Net working capital	598.6	459.2	30.4%